Exhibit 99.2

HUYA INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: HUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on April 13, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of HUYA Inc. (the “Company”) will be held at Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China on April 13, 2021 at 10:00 a.m., local time, and at any adjourned or postponed meeting thereof. At the AGM, the following resolution will be considered, and if thought fit, passed as an ordinary resolution:

“IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the Mr. Tsang Wah Kwong be re-elected and appointed as a director of the Company, effective from the closing of this AGM.”

The board of directors of the Company has fixed the close of business on March 12, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

By Order of the Board of Directors,

/s/ Rongjie Dong
Rongjie Dong
Chief Executive Officer

Guangzhou, China

March 10, 2021

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2.

Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3.

A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company at Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China, or send copies of the foregoing by email to ir@huya.com, in each case marked for the attention of Investor Relations, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4.

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5.

A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6.

The quorum for the AGM is one or more shareholders present in person or by proxy representing not less than one-third of all votes attaching to all shares of the Company in issue and entitled to vote at the AGM.